May 24, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: Oxford Square Capital Corp. — File. No. 814-00638
            Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Oxford Square Capital Corp. (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.   a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.   a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call at (203) 983-5280.

Very truly yours,

OXFORD SQUARE CAPITAL CORP.

/s/ Bruce L. Rubin
Bruce L. Rubin
Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Bruce L. Rubin, Secretary of Oxford Square Capital Corp., a Maryland corporation (the "Company"), does hereby certify that:

1.   This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.   The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.   Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4.   Premiums have been paid for the period May 21, 2024 to May 21, 2025.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 24th day of May, 2024.

/s/ Bruce L. Rubin
Bruce L. Rubin
Secretary

<u>Exhibit A</u>

<u>Approval of Fidelity Bond</u>

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "***1940 Act***"), and Rule 17g-1(a) thereunder, requires each business development company (a "***BDC***"), such as Oxford Square Capital Corp. (the "***Company***"), to provide and maintain a bond which has been issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "***covered person***"); <u>and</u>

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "***single insured bond***"), or (iii) a bond which names the Company and one or more other parties as insureds (a "***joint insured bond***"), as permitted by Rule 17g-1 under the 1940 Act; <u>and</u>

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the "***Non-Interested Directors***") approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 under the 1940 Act which are described in the accompanying memorandum attached hereto; <u>and</u>

WHEREAS, under Rule 17g-1 under the 1940 Act, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the "***SEC***") and give certain notices to each member of the Board of Directors (the "***Board***") in connection with the bond, and designate an officer who shall make such filings and give such notices; <u>and</u>

WHEREAS, the Board, including all of the Non-Interested Directors, have received and reviewed a copy of the current fidelity bond issued by XL Specialty Insurance Company, a reputable fidelity insurance company, in the amount equal to $1,000,000 (the "***Current Fidelity Bond***"); <u>and</u>

WHEREAS, the Board, including all of the Non-Interested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Non-Interested Directors;

NOW, THEREFORE, BE IT RESOLVED, by the Board, including all of the Non-Interested Directors, that the Authorized Officers be, and hereby are, authorized by and on behalf of the Company to negotiate, execute and deliver such documents or agreements as may be necessary to cause a new fidelity bond (the "*New Fidelity Bond*") to be issued upon expiration of the Company's Current Fidelity Bond; provided, that (i) such New Fidelity Bond is issued on substantially the same terms and conditions as the Current Fidelity Bond, including with respect to the amount of coverage and form for such bond, and (ii) the premium for the New Fidelity Bond is no greater than 125% of the premium paid for the Current Fidelity Bond; and

FURTHER RESOLVED, by the Board, including all of the Non-Interested Directors, that the terms of the New Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are approved; provided, that such New Fidelity Bond is issued in conformity with the foregoing resolution; and

FURTHER RESOLVED, by the Board, including all of the Non-Interested Directors, that each of the Authorized Officers of the Company be, and hereby are, authorized to file a copy of the New Fidelity Bond with the SEC, as well as to make, or to direct legal counsel to make the necessary filings and give the notices with respect to the New Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Secretary, the Chief Compliance Officer of the Company (collectively, the "*Authorized Officers*").

XL Specialty Insurance Company
A member of the XL America Companies

INVESTMENT MANAGER BOND

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Item 1.   Name of Insured (herein called Insured) : Oxford Square Capital Corp

Principal Address :   8 Sound Shore Drive
Suite 255
Greenwich, CT 06830

Item 2.   Bond Period: from: 12:01 a.m. Standard Time on May 21, 2024 to May 21, 2025

Item 3.   Aggregate Limit of Liability: $ 1,000,000.00

Item 4.   Subject to Sections 4 and 12 of the Conditions and Limitations of this bond,
the Single Loss Limit of Liability is $1,000,000
and the Single Loss Deductible is $25,000

provided, that if any amount is inserted below opposite a specified Insuring Agreement, that amount will be controlling. Any amount set forth below will be part of and not in addition to the amounts set forth above. If "Not Covered" is inserted below opposite any specified Insuring Agreement, such Insuring Agreement and all references thereto in this bond will be deemed to have been deleted.

Amount applicable to:

INSURING AGREEMENT		SINGLE LOSS LIMIT	SINGLE LOSS DEDUCTIBLE
(A)	FIDELITY	$ 1,000,000.00	N/A
(B)	ON PREMISES	$ 1,000,000.00	$ 25,000.00
(C)	IN TRANSIT	$ 1,000,000.00	$ 25,000.00
(D)	FORGERY OR ALTERATION	$ 1,000,000.00	$ 25,000.00
(E)	SECURITIES	$ 1,000,000.00	$ 25,000.00
(F)	EXTORTION	$ 1,000,000.00	$ 25,000.00
(G)	COUNTERFEIT CURRENCY	$ 1,000,000.00	$ 25,000.00
(H)	AUDIT EXPENSE	$ 10,000.00	N/A
(I)	CLAIMS EXPENSE	$ 10,000.00	N/A
(J)	COMPUTER SYSTEMS FRAUD	$ 1,000,000.00	$ 25,000.00
(K)	VOICE-INITIATEDFUNDS TRANSFER	$ 1,000,000.00	$ 25,000.00
(L)	TELEFACSIMILE TRANSFER FRAUD	$ 1,000,000.00	$ 25,000.00
(M)	UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 1,000,000.00	$ 25,000.00
(N)	UNAUTHORIZED SIGNATURES	$ 1,000,000.00	$ 25,000.00
(O)	STOP PAYMENT/WRONGFUL DISHONOR	$ 1,000,000.00	$ 25,000.00

Item 5.   The Insured, by the acceptance of this bond, gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) ELU189952-23 such termination or cancellation to be effective as of the time this bond becomes effective.

Item 6.   Premium:

Premium	$4,000.00
Taxes, Surcharges or Fees	$0.00
Total Policy Premium	$4,000.00

Item 7.   The liability of the Underwriter is subject to the terms of the following riders attached hereto:

FB 71 03 06 10   FB 72 108 12 10   FB 80 35 01 10   FB 80 71 05 11   FB 80 01 07 09

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

Lucy Pilko	Toni Ann Perkins
President	Secretary

IL MP 9104 0124 XLS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PN CW 05 0519

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Alabama	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof.
Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
California	For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.
New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. **WARNING: All Workers Compensation Insurance**: Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of: 1. obtaining any benefit or payment, 2. increasing any claim for benefit or payment, or 3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes.

Pennsylvania	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**
Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

Endorsement No.: 1
Named Insured: Oxford Square Capital Corp
Bond No.: ELU196962-24

Effective: May 21, 2024
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

CONNECTICUT AMENDATORY ENDORSEMENT

This endorsement modifies insurance provided under the following:

Investment Manager Bond

1.   CONDITIONS AND LIMITATIONS, NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER, Section 5. (F) is deleted and replaced by the following:

(F)   Legal proceedings for the recovery of any loss hereunder may not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 36 months from the date when the loss insured against occurs.

2.   The first paragraph of CONDITIONS AND LIMITATIONS, TERMINATION OR CANCELLATION, Section 13. is deleted and replaced by the following:

If this bond has been in effect for less than 60 days, and is not a renewal of a bond that the Underwriter issued, the Underwriter may cancel this bond for any reason by mailing or delivering written notice to the Insured at least 30 days before the effective date of cancellation. Provided, however, if cancellation is for nonpayment of premium, the Underwriter will mail or deliver written notice to the Insured at least at least 10 days before the effective date of such cancellation.

If this bond has been in effect for 60 days or more, this bond terminates as an entirety upon occurrence of any of the following: (A) 10 days after the Underwriter mails or delivers written notice to the Insured of its desire to cancel the bond for any of the following reasons: (1) nonpayment of premium; (2) conviction of a crime arising out of acts increasing the hazard insured against; (3) discovery of fraud or material misrepresentation by the Insured in obtaining the bond or in perfecting a claim thereunder; or (4) discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against; or (B) 60 days after the Underwriter mails or delivers written notice to the Insured of its desire to cancel the bond for any of the following reasons: (1) physical changes in the property which increase the hazard insured against; (2) a determination by the commissioner that continuation of the bond would violate or place the Underwriter in violation of the law; (3) a material increase in the hazard insured against; or (4) substantial loss of the Underwriter's reinsurance affecting this particular line of insurance; or (C) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond.

The Underwriter is under no obligation to renew this bond upon its expiration. In the event that the Underwriter elects to non-renew this bond, the Underwriter will deliver or mail written notice to the Insured at least 60 days before the expiration of the Bond Period as set forth in Item 2 of the Declarations.

The notice of cancellation or non-renewal will state the reason for cancellation or non-renewal. If notice of cancellation or non-renewal is mailed, it will be mailed by registered or certified mail or by mail evidenced by a U.S. Post Office certificate of mailing.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Oxford Square Capital Corp
Bond No.: ELU196962-24

Effective: May 21, 2024
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

ADD ELECTRONIC AND COMPUTER CRIME COVERAGE

This endorsement modifies insurance provided under the following: Investment Manager Bond

Investment Manager Bond

In consideration of the premium charged:

(1)   The INSURING AGREEMENTS of this bond are amended by the addition of the following Insuring Agreements:

COMPUTER SYSTEMS

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of the fraudulent preparation, or the fraudulent modification of Electronic Instruction or the fraudulent input of Electronic Data directly into:

(1) the Insured's Computer System,
(2) a Service Bureau's Computer System
(3) an Electronic Funds Transfer System, or
(4) a Customer Communication System.

ELECTRONIC DATA, ELECTRONIC MEDIA, ELECTRONIC INSTRUCTION

Loss resulting directly from:

(1)   the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under the COMPUTER SYSTEMS Insuring Agreement,
(2)   robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instruction,
(3)   the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the COMPUTER SYSTEMS Insuring Agreement,
(4)   the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the COMPUTER SYSTEMS Insuring Agreement, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media or Electronic Instruction in the Computer System in which the computer program or instruction so written or altered is used.

ELECTRONIC COMMUNICATION

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a telex, TWX, Telefacsimile instruction or similar means of communication,

directly into the Insured's Computer System or Communication Terminal, and which fraudulently purport to have been sent by a customer, automated clearing house, custodian or financial institution, but which were either not sent by said customer, automated clearing house, custodian or financial institution or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal.

INSURED'S SERVICE BUREAU OPERATION

Loss resulting directly from a customer of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of the fraudulent input, fraudulent modification or fraudulent destruction of Electronic Data stored within, or being run within, the Insured's Computer System, or during electronic transmission through data communication lines from the Insured's Computer System into the customer's Computer System, while the Insured is acting as a Service Bureau for said customer, which fraudulent acts were committed by a person who intended to cause the Insured or the Insured's customer to sustain a loss or to obtain financial gain for such person or any other person, and for which loss the Insured is held to be legally liable.

ELECTRONIC TRANSMISSION

Loss resulting directly from a customer of the Insured, or any automated clearing house, custodian or financial institution, having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian or financial institution initiating, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or property, which communications were transmitted, or appear to have been transmitted, through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a telex, TWX, Telefacsimile instruction or similar means of communication

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian or financial institution and which fraudulently purport to have been directed by the Insured, but which were either not sent by the Insured or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured's Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

CUSTOMER VOICE INITIATED TRANSFER

Loss resulting directly from the Insured having transferred any funds on the faith of any Voice Initiated Funds Transfer Instruction made by a person purporting to be:

(1)   a VIT Customer,
(2)   an authorized representative of a VIT Customer, or
(3)   an Employee who was authorized by the Insured to instruct other Employees to transfer funds,

provided, however, that such instructions were received by an Employee specifically designated to receive and act upon such instructions, and such acts were committed by said person described in (1), (2) or (3) above for the purpose of making an improper personal financial gain for such person or any other person."

(2)   As used in this endorsement:

    (a)   Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically, but does not mean a telephone.

    (b)   Computer System means a computer and:

        (i)   all input, output, processing, storage and communication devices controlled, supervised or accessed by the operating systems that are proprietary to or licensed to the owner of the computer, and
        (ii)   Electronic Media.

    (c)   Customer Communication System means communications systems which provide customers of the Insured with:

        (i)   direct access to the Insured's Computer System, or
        (ii)   access to the Insured's Computer System through the Computer System of a corporation that is authorized by the Insured, through a written agreement, to provide electronic banking services.

    (d)   Electronic Communication System means an electronic interbank communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), and Society of Worldwide International Financial Telecommunication (SWIFT).

    (e)   Electronic Data means facts or information converted to a form usable in Computer Systems which are stored on Electronic Media for use by computer programs.

    (f)   Electronic Funds Transfer System means automated teller networks and point of sale similar networks in which the Insured participates.

    (g)   Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

    (h)   Electronic Media means the magnetic tape, magnetic disk, optical disk or any other bulk media on which data is recorded.

    (i)   Service Bureau means a natural person, partnership or corporation authorized by the Insured through a written agreement to perform internal electronic accounting services.

    (j)   Service Bureau's Computer System means a Computer System owned, leased or operated by a Service Bureau.

    (k)   Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured for the purpose of reproducing a copy of said documents, but does not mean electronic communication sent by Telex or similar means of communication, through an Electronic Communication System or through an automated clearing house.

    (l)   VIT Customer means any corporation, partnership, proprietor, trust or natural person having an account with the Insured and having a written agreement with the Insured for voice initiated funds transfers.

    (m)   Voice Initiated Funds Transfer Instruction means oral instruction authorizing the transfer of funds in a VIT Customer's accounts to a financial institution for credit to accounts designated by the VIT Customer:

        (i)   made over the telephone by the VIT Customer or a natural person authorized and appointed by the VIT Customer to request by telephone the transfer of such funds, and

(ii) directed to those Employees specifically authorized by the Insured to receive such instructions by telephone at the Insured's offices.

(3) The exclusions set forth in Section 2 of this bond will be inapplicable to the coverage afforded under this endorsement. Notwithstanding the foregoing, this endorsement does not cover, directly or indirectly:

(a) loss not reported to the Underwriter in writing within sixty (60) days after the termination of this bond;

(b) loss due to riot or civil commotion, outside the United States of America or Canada, or any loss due to military, naval or usurped power, war or insurrection; provided, that this paragraph (3)(b) will not apply to loss which occurs in transit if, when such transit was initiated, there was no knowledge on the part of any person acting for the Insured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(c) loss covered under any Insuring Agreements of this bond other than those added pursuant to this endorsement, or caused by an Employee of the Insured or by anyone authorized to access Computer Systems;

(d) loss resulting from the effects of nuclear fission or fusion or radioactivity;

(e) loss of potential income, including but not limited to interest and dividends not realized by the Insured or by any customer of the Insured;

(f) loss resulting from an indirect or consequential loss of any nature;

(g) damages of any type for which the Insured is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this endorsement;

(h) any costs, fees or expenses incurred by the Insured in establishing the existence off or amount of loss covered under this endorsement, except to the extent covered under GENERAL AGREEMENT (D) of this bond;

(i) loss of any confidential information, material or data;

(j) liability assumed by the Insured under any contract, unless such liability would have attached to the Insured even in the absence of such agreement;

(k) loss of Electronic Data, Electronic Media or Electronic Instructions while in the mail;

(l) loss resulting directly or indirectly from:

(i) written instruction or advice,
(ii) telegraphic or cable instruction or advice, or
(iii) instruction or advice by voice over the telephone, unless covered under the CUSTOMER VOICE INITIATED TRANSFER Insuring Agreement;

(m) loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

(n) loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

(o) loss through the surrender of property away from premises of the Insured as a result of a threat:

(i) to do bodily harm to any natural person, except loss of Electronic Media or Electronic Data in transit in the custody of any natural person acting as messenger of the Insured if,

when such transit was initiated, there was no knowledge on the part of any person acting for the Insured of any such threat, or

    (ii)   to do damage to the premises or property of the Insured;

(p)   loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown, or any malfunction or error in programming or errors or omissions in processing; or

(q)   loss resulting directly or indirectly from the input of Electronic data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer or other person who had authorized access to the customer's authentication mechanism.

(4)   Subject to the Aggregate Limit of Liability, the Underwriter's liability under this endorsement for each Single Loss will not exceed the applicable Single Loss Limit of Liability set forth below or the unpaid portion of the Aggregate Limit of Liability, whichever is less. If a Single Loss covered under this endorsement is covered under more than one Insuring Agreement (either set forth elsewhere in this bond or added pursuant to this endorsement), the maximum amount payable by the Underwriter will not exceed the largest applicable Single Loss Limit of Liability or the unpaid portion of the Aggregate Limit of Liability, whichever is less. In addition to and not in limitation of the foregoing, the Underwriter will be liable under this endorsement only for that amount by which any Single Loss exceeds the Single Loss Deductible Amount for the Insuring Agreement applicable to such loss, as set forth below:

INSURING AGREEMENT	Single Loss Limit of Liability	Single Loss Deductible Amount
COMPUTER SYSTEMS	$1,000,000	$25,000
ELECTRONIC DATA, ELECTRONIC MEDIA, ELECTRONIC INSTRUCTION	$1,000,000	$25,000
ELECTRONIC COMMUNICATION	$1,000,000	$25,000
INSURED'S SERVICE BUREAU OPERATION	$1,000,000	$25,000
ELECTRONIC TRANSMISSION	$1,000,000	$25,000
CUSTOMER VOICE INITIATED TRANSFER	$1,000,000	$25,000

(5)   The Underwriter's total cumulative liability for all loss under this endorsement discovered during the Bond Period, regardless of when paid, will be part of and not in addition to, and will not exceed, the Aggregate Limit of Liability shown in the Declarations. Each payment made under the terms of this endorsement will reduce the unpaid portion of the Aggregate Limit of Liability. At such time as the Aggregate Limit of Liability under this bond shall have been exhausted, whether by payments under this endorsement or under other Insuring Agreements of this bond subject to such Aggregate Limit of Liability, the Underwriter will have no further liability under this endorsement for any loss or losses, regardless of when discovered and whether or not reported to the Underwriter.

(6)   In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter will be liable under this endorsement only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction, subject to the applicable Limit of Liability. However, if such Electronic Data cannot be reproduced and such Electronic Data represents securities or financial instruments having a value, then the loss will be valued as indicated in the Securities and Property Other Than Money, Securities and Records sections of Section 6 of the Conditions and Limitations of this bond.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 3
Named Insured: Oxford Square Capital Corp
Bond No.: ELU196962-24

Effective: May 21, 2024
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND "TERMINATION OR CANCELLATION" PROVISION

This endorsement modifies insurance provided under the following: Investment Manager Bond

Investment Manager Bond

In consideration of the premium charged, it is understood and agreed that the Underwriter may cancel this bond in its entirety, as contemplated in subpart (a) of the first paragraph of Section 13 of the Conditions and Limitations of this bond, only upon the Insured's non-payment of premium, in whole or in part, and Section 13 of the Conditions and Limitations of this bond will be deemed to have been amended accordingly.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Oxford Square Capital Corp
Bond No.: ELU196962-24

Effective: May 21, 2024
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

ERISA RIDER

This endorsement modifies insurance provided under the following:

Investment Manager Bond

At the request of the Insured, the underwriter adds to the list of Insureds under the attached bond the following:

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing payment by the company in accordance with the agreements, limitations and conditions if the bond shall be held by the Insured or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such Plan discovers that it has sustained loss covered thereuder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the application provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

All other terms, conditions and limitations of this Policy shall remain unchanged.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

    (1) to cause the Insured to sustain such loss; and

    (2) to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured's loss results directly or indirectly from:

    (a) Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

    (b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

    (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

    (b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered,

while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

    (a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

    (b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

    (1) a Messenger, or

    (2) a Transportation Company and being transported in an armored motor vehicle, or

    (3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

        (a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

        (b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

        (c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

    (1) Negotiable Instrument (except an Evidence of Debt),

    (2) Certificate of Deposit,

    (3) Letter of Credit,

    (4) Withdrawal Order,

    (5) receipt for the withdrawal of Property, or

    (6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

    (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

        (a) Certificated Security,

        (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

        (c) Certificate of Deposit; or

        (d) Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

    (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

    (3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

TSB 5062c

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) has occurred or will occur in offices or premises,

(2) has been caused or will be caused by an employee or employees of such institution, or

(3) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP—NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or more by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED'S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(h) Financial Interest in the Insured of the Insured's general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

 TSB 5062c

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the

type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt threat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT— SUBROGATION— RECOVERY—

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

TSB 5062c

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter's examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.